M&T BANK CORPORATION
One M&T Plaza
Buffalo, NY 14203
February 17, 2009
Via EDGAR and Facsimile

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention:	David Lyon
Eric Envall

Re: M&T Bank Corporation Registration Statement on Form S-4 (333-156923)

Ladies and Gentlemen:
     M&T Bank Corporation (“M&T”) hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 5:00 p.m. on February 17, 2009, or as soon thereafter as practicable.
     In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:
1. Should the Securities and Exchange Commission (the “Commission”) or the Commission Staff, acting pursuant to delegated authority, declare the filing effective, this action does not foreclose the Commission from taking any action with respect to the filing, and M&T may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and
2. The action of the Commission or the Commission Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve M&T from its full responsibility for the adequacy and accuracy of the disclosure in the filing.
     Please contact Nicholas G. Demmo of Wachtell, Lipton, Rosen & Katz at (212) 403-1381 with any questions you may have concerning this request. In addition, please notify Mr. Demmo when this request for acceleration has been granted.

M&T Bank Corporation
By:	/s/ Brian R. Yoshida
Brian R. Yoshida
Administrative Vice President & Deputy General Counsel